

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 14, 2016

Via E-Mail
Mr. D. Andrew Edwards, Chief Financial Officer
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

> **Re: Tredegar Corporation**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10258**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Executive Summary – General, page 19

1.   We note that you recorded an impairment charge of $44.5 million to write-off all of the goodwill associated with Flexible Packaging Films. Please direct us to early warning disclosures made in Form 10-K and Forms 10-Q as specified by ASC 275-10-50 or tell us why no early warning disclosures were made.

2.   Further, we note that a future impairment of remaining goodwill could be material to results of operations. In future filings please provide risk factor disclosure to discuss the risks associated with possible future impairments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction